UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.2 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on July 31, 2020 (File No. 333-240282).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Title

99.1	Form of Proxy Card

99.2	Notice of Annual Meeting of Shareholders and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: May 21, 2021	By:	/s/ Jennifer Mazin
		Name:	Jennifer Mazin
		Title:	General Counsel and Corporate Secretary